United States securities and exchange commission logo





                              March 3, 2021

       Stephen Willey
       Chief Executive Officer
       Innovega Inc.
       11900 NE 1st St, Ste. 300
       Bellevue, WA 98005

                                                        Re: Innovega Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 4,
2021
                                                            File No. 024-11441

       Dear Mr. Willey:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed February 4, 2021

       Summary, page 3

   1. We note your disclosure that the Company has developed prototype contact lenses, intraocular lenses, and
display eyewear. Please revise to clarify exactly where your devices currently stand
in the development process and which steps it still needs to complete prior to being
commercialized. In this regard, we note that with respect to your
                                                        iOptick device, once
you receive FDA market clearance, the launch date is not expected until the first quarter
of 2022.
   2. Please revise to clarify here and in the business section overview that your contact lenses are regulated medical
devices and require a market clearance or an approval from
                                                        regulatory bodies.
Please also specify the class of medical devices that apply to your products and the
current status of such approvals, including any additional testing or studies that may be
required prior to obtaining such approvals.
 Stephen Willey
FirstName  LastNameStephen Willey
Innovega Inc.
Comapany
March      NameInnovega Inc.
       3, 2021
March2 3, 2021 Page 2
Page
FirstName LastName
Risk Related to the Securities in this Offering, page 7

3. We note the liquidation preference on your Series Seed preferred stock and that you intend to issue Series A-2 and A-3 preferred stock. Please add a risk factor addressing any liquidation preferences that could have the effect of preventing your Series A-1 preferred stock or common stock issuable upon conversion of those shares from receiving any proceeds in the event your company is liquidated.
Use of Proceeds to Issuer, page 14

4. We note your disclosure on page 32 that you issued a promissory note to your chief executive officer that is currently payable on demand. Please state whether or not the proceeds from your offering will be used to make payments to your officer under this note. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.
Our Background, page 15

5.       We note your disclosure that your eyewear will prove to be
clinically superior.    Please
         refrain from making such comparisons unless you have conducted head-to-head trials.
Market, page 16

6. Please provide the basis for your statements that your products will be the leading solution for the significantly growing population of those affected by Age-Related Macular
         Degeneration (AMD), diabetic retinopathy, and other conditions causing central vision loss.
Regulation, page 20

7. To the extent you plan to sell your products in other countries, please also briefly discuss any material applicable regulations and related regulatory approval processes. In this regard, we note your disclosure on page 14 that following planned events for the US market, you plan to seek market registrations in Europe and the United Kingdom.
Security Ownership of Management and Certain Security Holders, page 31

8. Please identify the natural persons who have or share voting and/or dispositive power over the shares held by THL Z Limited. Please also revise to include the address of THL Z
         Limited.
Securities Being Offered, page 32

9. We note your disclosure that the Series A-1 Preferred Stock may be converted at a conversion price of $3.00 per share "subject to adjustment" into shares of common stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events. Please advise us as to what adjustments may be made to the conversion price and provide us with your analysis of how your offering would not be considered an
 Stephen Willey
Innovega Inc.
March 3, 2021
Page 3
          at the market    offerings, by or on behalf of the issuer or
otherwise, which is not
       permitted under Regulation A. Refer to Rule 251(d)(3)(ii) of Regulation
A.
Index to Exhibits, page 67

10. We note Section 5(b) of the form of subscription agreement. Since investors are entitled to rely on your offering circular to make an investment decision, this section appears to be inappropriate. Please revise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,
FirstName LastNameStephen Willey
                                                             Division of
Corporation Finance
Comapany NameInnovega Inc.
                                                             Office of Life
Sciences
March 3, 2021 Page 3
cc:       David Manno, Esq.
FirstName LastName